Exhibit 99.1

JioHotstar, with over 450 Million Subscribers, Renews Beamr Contract for Video at Scale

The renewal reflects JioHotstar’s continued reliance on Beamr’s leadership as a foundational technology for delivering scalable, high-quality video experiences

Herzliya, Israel, Feb. 25, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology, today announced that JioHotstar has renewed its contract with the Company. JioHotstar is one of the world’s largest streaming platforms. It has over 450 million paying subscribers and features more than 300 thousands hours of content, including premium offerings of live sports and extensive film libraries, with content from Walt Disney Studios, Pixar, Marvel Studios and Lucasfilm.

JioHotstar utilizes Beamr’s patented Content-Adaptive Bitrate (CABR) technology to address the operational challenges of delivering video at scale across its content catalog. Beamr’s technology enables 30%-50% reductions in storage and bandwidth costs while preserving quality.

“Delivering media content to hundreds of millions of viewers requires balancing quality standards with operational efficiency,” said Sharon Carmel, Beamr’s CEO. “JioHotstar’s deployment of Beamr’s technology achieves significant bandwidth and storage cost reductions across their premium content catalog while maintaining the viewing experience their subscribers expect.”

In the past months, Beamr has renewed contracts with its major media and entertainment customers. The Company continues to advance its video solutions for the sector, demonstrating innovative capabilities, such as cost-effective 4K live and AI-powered quality enhancement.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition, including its expectations for significant revenue growth in 2025. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:
investorrelations@beamr.com